EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2012	2013	2014	2015	2016
(in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income (loss) from continuing operations	$755	$375	$213	$578	$(6,177)
Interest and other charges, before reduction for amounts capitalized and deferred	1,001	1,016	1,073	1,132	1,157
Capitalized interest	(72)	(75)	(69)	(68)	(66)
Provision for income taxes (benefits)	545	195	(42)	315	(3,055)
Interest element of rentals charged to income (1)	136	96	83	78	89
Earnings as defined	$2,365	$1,607	$1,258	$2,035	$(8,052)

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$1,001	$1,016	$1,073	$1,132	$1,157
Interest element of rentals charged to income (1)	136	96	83	78	89
Fixed charges as defined	$1,137	$1,112	$1,156	$1,210	$1,246

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.08	1.45	1.09	1.68	N/A

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

(2)
The ratio of earnings to fixed charges was negative for the year ended December 31, 2016 resulting from pre-tax impairment charges of $10,665 million. Additional earnings of $9,298 million would be required to have a one-to-one ratio of earnings to fixed charges.

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